Exhibit 4.3

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR REGISTERED OR QUALIFIED UNDER THE SECURITIES OR “BLUE SKY” LAWS OF ANY JURISDICTION. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THE REGISTRATION PROVISIONS OF SAID ACT AND THE REGISTRATION, QUALIFICATION AND FILING REQUIREMENTS OF ALL APPLICABLE JURISDICTIONS HAVE BEEN COMPLIED WITH OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF LEGAL COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR THAT THE PROPOSED TRANSACTION WILL BE EXEMPT FROM REGISTRATION, QUALIFICATION AND FILING IN ALL SUCH JURISDICTIONS.

8% SUBORDINATED CONVERTIBLE PROMISSORY NOTE

$[ ]	September 9, 2013

FOR VALUE RECEIVED, ZP HOLDINGS, INC., a Delaware corporation (the “Company”), hereby promises to pay to the order of [        ] (the “Payee”), the principal amount of [        ] Dollars ($[        ]) upon the earliest to occur of: (i) an Event of Default; (ii) the date that is thirty days following an IPO; or (iii) the Maturity Date, unless earlier converted in accordance with Section 5 below.

This unsecured Note is one of a series of Notes that are being issued pursuant to a Note Purchase Agreement, dated as of September 9, 2013, by and among the Company and the Purchasers named therein, including the Payee (as it may be amended from time to time, the “Purchase Agreement”). Capitalized terms used herein but not defined shall have the meaning given to such terms in the Purchase Agreement. Each Note ranks equally and ratably with the other Notes without priority over one another. Any payments on the Notes (including any pre-payments made in accordance with Section 3) will be made in proportion to the outstanding principal amount each such Note represents relative to the aggregate outstanding principal amount of all Notes.

1. Interest. The principal balance of this Note outstanding from time to time shall bear simple interest at a rate of eight percent (8%) per annum. Such interest shall accrue and shall be due and payable in arrears (together with principal) on the Maturity Date, subject to Sections 3, 4 and 5 below.

2. Payments. Payment of principal and interest shall be made in lawful money of the United States of America in immediately available funds at the address of the Payee set forth below, or at such other place as the holder hereof shall have designated to the Company in writing.

3. Prepayment. The Company may accelerate and repay this Note at a time of its choosing, as more fully described in and subject to the obligations set forth in the Purchase Agreement.

4. Events of Default. Upon the occurrence of any Event of Default, the entire unpaid principal balance of this Note and all unpaid accrued interest hereunder shall become immediately due and payable without notice or demand.

5. Conversion.

5.1. Qualified Financing. Upon the closing of a Qualified Financing, the principal balance of this Note and any and all accrued and unpaid interest shall automatically convert into shares of Qualified Financing Securities at the Qualified Financing Price (or the Discounted Qualified Financing Price if such Qualified Financing is consummated more than sixty (60) calendar days from the Closing), and the Payee shall execute all necessary documents in connection with such Qualified Financing, subject to and all as more fully described in the Purchase Agreement.

5.2. Sale Transaction. Upon the closing of a Sale Transaction, the Payee shall be entitled to receive in respect of this Note certain consideration as more fully described in the Purchase Agreement.

6. New Note. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, the Company will issue a new promissory note, of like tenor and amount and dated the original date of this Note, in lieu of such lost, stolen, destroyed or mutilated Note, and in such event the Holder thereof agrees to indemnify and hold harmless the Company in respect of any such lost, stolen, destroyed or mutilated Note.

7. Miscellaneous.

The undersigned and every endorser or guarantor of this Note, regardless of the time, order or place of signing, waives presentment, demand, protest and notice of every kind and assents to any one or more extensions or postponements of the time of payment or any other indulgences, to any substitutions, exchanges or releases of collateral available to the Payee, if any, and to the additions or releases of any other parties or persons primarily or secondarily liable.

By accepting this Note, the Payee and each subsequent holder of this Note acknowledges and agrees that all payments under this Note shall be expressly subordinate in right of payment and otherwise to any present or future debt obligation of the Company to any bank or other institutional lender, including, but not limited to, the BioMed Indebtedness (as defined below) and to any present or future indebtedness on account of trade payables evidenced by secured promissory notes. Upon request by the Company, the Payee and each subsequent holder of this Note agrees to confirm this subordination relationship to any such bank or institutional lender in a form reasonably acceptable to or required by such bank or other institutional lender. The “BioMed Indebtedness” shall mean any and all indebtedness that may exist from time to time pursuant to that certain Secured Promissory Note, dated as of April 26, 2012, between the Company and BioMed Realty Holdings, Inc. or any successor of transferee thereto, including any amendment, modification, continuation or replacement thereof.

The provisions of this Note shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of Delaware, without regard to its principles of conflicts of laws.

Notwithstanding anything herein to the contrary, payment of any interest, expense or other amount shall not be required if such payment would be unlawful. In any such event, this Note shall automatically be deemed amended so that interest charges and all other payments required hereunder, individually and in the aggregate, shall be equal to but not greater than the maximum permitted by law.

This Note may be amended or modified, and any provision of this Note may be waived, only with the written consent of the Company, on the one hand, and either (a) the holder hereof or (b) the Requisite Noteholders (as defined in the Purchase Agreement), on the other hand; provided, however, that in the case of clause (b), no such amendment, modification or waiver shall be effective without the written consent of the holder hereof to the extent such amendment, modification or waiver adversely affects the rights of the holder of this Note in a manner different from those of the holders of the other Notes (other than differences related solely to the different principal amounts of the Notes). Any amendment effected in accordance with the immediately preceding sentence shall be binding upon the Company, the Payee and each transferee of this Note.

In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced, or disturbed thereby.

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IN WITNESS WHEREOF, the undersigned has executed this Note as an instrument under seal as of the date first above written.

ZP HOLDINGS, INC.

By:
	Name:	Vikram Lamba
	Title:	President and CEO

Signature Page to Convertible Promissory Note